FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………………,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date….	January 30, 2019	By…../s/………Sachiho Tanino……………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Concerning Change of Representative Director

January 30, 2019

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (First section) and other Stock Exchanges

Inquiries:
Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Concerning Change of Representative Director

Canon Inc. (the “Company”) approved a change of the Company’s Representative Directors at the meeting of its Board of Directors held on January 30, 2019, as follows.

1.	Reason for Change

Retirement due to the expiration of one’s term of office.

2.	Change of Representative Director (Retiring Representative Director)

Shigeyuki Matsumoto Representative Director, Executive Vice President & CTO

3.	Scheduled Date of Retirement

March 28, 2019 (Retirement will become effective at the conclusion of the Company’s Ordinary General Meeting of Shareholders for the 118th Business Term to be held on the same day.)